                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                           CDW COMPUTER CENTERS, INC.
                                (Name of Issuer)
                                   __________

                                  COMMON STOCK
                         (Title of Class of Securities)


                                  125129 10 6
                                 (CUSIP Number)
                                   __________

                              ALAN B. PATZIK, ESQ.
                     SAITLIN, PATZIK, FRANK & SAMOTNY LTD.
                       150 SOUTH WACKER DRIVE, SUITE 900
                            CHICAGO, ILLINOIS  60606
                                 (312) 551-8300

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                   __________

Check the following box if a fee is being paid with this statement. [] ( A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO 125129 10 6                    13G                    Page 2 of 5 Pages


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        MICHAEL P. KRASNY          ###-##-####
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
        NOT APPLICABLE
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
                                  12,808,857
        NUMBER OF            ---------------------------------------------------
         SHARES              6    SHARED VOTING POWER
      BENEFICIALLY                0
        OWNED BY             ---------------------------------------------------
          EACH               7    SOLE DISPOSITIVE POWER
        REPORTING                 8,901,723
         PERSON              ---------------------------------------------------
          WITH               8    SHARED DISPOSITIVE POWER
                                  554,736
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,808,857
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        NOT APPLICABLE                                                      [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        59.5%
--------------------------------------------------------------------------------
  12    TYPE OF REPORT PERSON*
        IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO 125129 10 6                    13G                  Page 3 of 5 Pages


Item 1(a)         Name of Issuer:

                  CDW Computer Centers, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1020 East Lake Cook Road, Buffalo Grove, Illinois 60089

Item 2(a)         Name of Person Filing:

                  Michael P. Krasny

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  1020 East Lake Cook Road, Buffalo Grove, Illinois 60089

Item 2(c)         Citizenship:

                  USA

Item 2(d)         Title of Class of Securities:

                  Common Shares

Item 2(e)         CUSIP Number:

                  125129 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  NOT APPLICABLE

Item 4:           Ownership:



                  (a)  Amount Beneficially Owned as of February 5, 1997:
                       12,808,857 shares (includes 3,343,838 shares subject to the MPK Stock Option Plan and 554,736 shares subject to the MPK Restricted Stock Plan, with respect to such shares Mr. Krasny disclaims beneficial ownership and 8,560 shares held by minor son). Pursuant to the terms of these Plans, Mr. Krasny has the right to vote these shares and receive dividends thereon, if any, until options are exercised or shares vest, respectively. Pursuant to the terms of the MPK Stock Option Plan, non-forfeitable options to purchase 3,343,838 shares with an exercise price of $.017 per share remain outstanding and become exercisable at the rate of 29,138 upon December 31, 1996 and then 621,506 per year on each December 31 thereafter until all options are exercisable. In the event that an optionee shall cease to be employed by the Issuer for any reason, all unexercised options shall become immediately exercisable. Pursuant to the terms of the MPK Restricted Stock Plan, such shares are held in escrow until January 1, 2000, at which date eligible employees will be vested and such shares will be distributed to eligible employees. Upon the termination of employment of eligible employees prior to such date, such shares revert to Mr. Krasny.

                  (b)  Percent of Class:  59.5%

                       (i) sole power to vote or to direct the vote

                           12,808,857

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CUSIP NO 125129 10 6                    13G                  Page 4 of 5 Pages




                      (ii)   shared power to vote or to direct the vote

                             0

                      (iii)  sole power to dispose or direct the disposition of

                             8,901,723

                      (iv) shared power to dispose or to direct the disposition of

                             554,736

Item 5.         Ownership of Five Percent or Less of a Class:

                NOT APPLICABLE

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                NOT APPLICABLE

Item 8.         Identification and Classification of Members of the Group:

                NOT APPLICABLE

Item 9.         Notice of Dissolution of Group:

                NOT APPLICABLE

Item 10.        Certification:

                NOT APPLICABLE

CUSIP NO 125129 10 6                    13G                  Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 5, 1997
                                ------------------------------
                                Date



                                /s/ Michael P. Krasny
                                ------------------------------
                                Signature



                                Michael P. Krasny, Chairman of the Board,
                                Chief Executive Officer, Secretary and Treasurer
                                ------------------------------------------------
                                Name/Title